ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 9, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
9 May 2006 (ASX – Notice of General Meeting)

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

NOTICE OF GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting:	Friday, 9 June 2006
Time of Meeting:	10.00am
Place of Meeting:	First Australian Resources Limited Level 1, 87 Colin Street West Perth, Western Australia

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If members are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of members of First Australian Resources Limited ("**FAR**" or "**Company**") will be held at FAR's offices at 1st Floor, 87 Colin Street, West Perth, Western Australia on Friday 9 June 2006 at 10.00am.

The Explanatory Memorandum which accompanies and forms part of this Notice of General Meeting ("**Notice**") describes the various matters to be considered.

AGENDA

APPROVAL TO ISSUE SECURITIES

To consider and, if thought fit, to pass the following **special resolution**:

"That for the purposes of ASX Listing Rule 7.1 and for all other purposes the directors of the Company be authorised to issue up to 95,000,000 ordinary ***Shares*** *in the capital of the company at an issue price of 13 cents per share."*

FAR will disregard any votes cast on this resolution by a person who may participate in the proposed issue and a person who might obtain a benefit if the resolution is passed (except a benefit solely in the capacity of a security holder) and an associate of that person. However, FAR need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Albert Edward Brindal
Company Secretary
DATED: 8 May 2006

Note – Proxies

A security holder entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote in his/her stead. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the security holder's voting rights. If each proxy is not appointed to represent a specified proportion of voting rights each proxy may exercise half of the votes. A proxy need not be a security holder of the company. Proxies must be lodged at the registered office of the company not later than 48 hours before the meeting. A form of proxy is provided with this notice.

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of members of First Australian Resources Limited ("**FAR**" or "**Company**") in connection with the business to be conducted at the General Meeting of members to be held at FAR's offices at 1st Floor, 87 Colin Street, West Perth, Western Australia on Friday 9 June 2006 at 10.00am.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Meeting.

This Explanatory Memorandum consists of the following sections:

1. Introduction and Overview

2. Proposed Resolution – Approval to issue securities

1. INTRODUCTION AND OVERVIEW

1.1 Matters to be Considered at this Meeting

This Explanatory Memorandum deals with a proposed resolution to be considered at the Meeting to be held on 9 June 2006 to approve the issue of up to 95,000,000 Shares (Resolution);

2. PROPOSED RESOLUTION – APPROVAL TO ISSUE SECURITIES

2.1 Terms of Placement and Listing Rule Requirements

ASX Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which exceed 15% of the number of issued securities of the company held at the beginning of the 12 month period, except with the prior approval of members of the company in general meeting of the precise terms and conditions of the proposed issue.

FAR is proposing to make a placement of up 95,000,000 Shares ("the Placement").

The number of Shares to be issued under the Placement will exceed the 15% threshold and, accordingly, FAR is required to seek member approval under ASX Listing Rule 7.1 before issuing any of these securities. For the purpose of shareholder approval of the Placement under the Listing Rules, the following additional information is provided:

a) FAR will issue up to 95,000,000 Shares to clients of Hartleys Limited;

b) FAR will issue the Shares no later than 3 months after the Meeting;

c) The Shares will be issued at an issue price of 13 cents each payable in full upon allotment;

d) The Shares will be ordinary shares and will rank "parri passu" with existing shares;

e) The funds raised by the issue will be used for ongoing exploration including funding of the Company's share of costs of 3D seismic in offshore Senegal;

f) The Shares will be allotted progressively as and when application forms and subscription monies are received.

2.2 ASX Quotation of Placement Shares

Application for official quotation of the Shares issued under the Placement will be made by FAR in accordance with the Corporations Act and the Listing Rules.

2.3 No Participation by Directors in the Placement

None of the Directors will be participating in the placement.

2.4 Directors recommendation

All Directors recommend that shareholders vote in favour of the Resolution.

3. GLOSSARY OF TERMS

In this Explanatory Memorandum the following expressions have the following meanings:

"Associate" has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.

"ASX" means Australian Stock Exchange Limited.

"Business Day" has the meaning ascribed to that term in the Listing Rules.

"FAR" means First Australian Resources Limited **ACN 009 117 293**

"Directors" means the directors of FAR from time to time.

"Listing Rules" means the listing rules of ASX.

"Meeting" means the general meeting of shareholders of FAR convened by this Notice.

"Notice" or **"Notice of Meeting"** means the notice of general meeting which accompanies this Explanatory Memorandum.

"Resolution" means the proposed resolution referred to in the Notice of Meeting.

"Share" means a fully paid ordinary share in the capital of FAR.

REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 1156 NEDLANDS WA 6909

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

PROXY FORM

I/We

Being a Member/Members of First Australian Resources Limited (ABN 41 009 117 293) hereby appoint:

NAME OF PROXY

[ ] OR The Chairman of the Meeting [X]

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed as the Member's proxy to vote for the Member on the Member's behalf at the General Meeting of the Company to be held at the offices of the Company located at 87 Colin Street, West Perth on Friday 9 June 2006, at 10.00am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you wish to appoint two proxies state here the proportion or number of your voting rights each proxy is entitled to exercise

SIGNED

Individual or First Shareholder	**Shareholder 2**	**Shareholder 3**
Director/Company Secretary	Director	Sole Director/Company Secretary

DATED this ____________ **day of** ____________ **2006**

If convenient please provide your telephone number in case we need to contact you

☎

Executed under Common Seal (if applicable)

INSTRUCTIONS TO PROXY – Please mark your preference with an X

BUSINESS	For	Against	Abstain
Item 1:			
To authorise the placement of securities	[ ]	[ ]	[ ]

If the Chair of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution please place a mark in the box.

[ ]

See proxy notes over page

REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 1156 NEDLANDS WA 6909

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

By marking the box you acknowledge that the Chair of the meeting may exercise your proxy even if he has an interest in the outcome of the resolution/s and that votes cast by the Chair of the meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

Note: If you do not mark the box and you have not directed your proxy how to vote, the Chair will not cast your votes on the resolutions and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

The Chairman intends to vote any undirected proxies in favour of the resolutions.

Please return this proxy form to the Company as soon as possible, but in any event no later than 10.00am on 7 June 2006.